United States securities and exchange commission logo





                              August 27, 2021

       Scott R. Zemnick
       Founder Holder
       VPC Impact Acquisition Holdings III, Inc.
       150 North Riverside Plaza, Suite 5200
       Chicago, IL 60606

                                                        Re: VPC Impact
Acquisition Holdings III, Inc.
                                                            Draft Registration
Statement
                                                            Submitted August 2,
2021
                                                            CIK No. 0001841408

       Dear Mr. Zemnick:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted August 2, 2021

       Questions and Answers about the Business Combination, page 1

   1. Please add a new Q&A discussing the material U.S. federal income tax consequences of the Mergers and the
associated opinion of White & Case LLP.
       Summary of the Proxy Statement/Prospectus
       The Parties to the Business Combination, page 16

   2.                                                   Please balance the
disclosure in your summary by prominently disclosing Dave   s limited
                                                        operating history,
accumulated deficit, history of losses and expectation of future losses.
 Scott R. Zemnick
FirstName  LastNameScott  R. Zemnick
VPC Impact   Acquisition Holdings III, Inc.
Comapany
August  27, NameVPC
            2021       Impact Acquisition Holdings III, Inc.
August
Page  2 27, 2021 Page 2
FirstName LastName
The Business Combination and the Merger Agreement, page 17

3. Please revise these diagrams to clearly identify ownership percentages of the different security holder groups, including the Founder Holders, VPCC public shareholders, the
         Dave Interest Holders, and the PIPE investors under both no and maximum redemption scenarios.
Interests of Certain Persons in the Business Combination, page 26

4. Please summarize and quantify as practicable each category of interests of insiders in the
         Business Combination including any related out-of-pocket expenses to be reimbursed.
Risk Factors
Risks Related to Dave's Business and Industry
Cyberattacks and other security breaches or disruptions suffered by us . . . , page 50

5. We note that your risk factor references security breaches in May and June 2020. Please revise to clarify whether you have experienced any material adverse impact to your business as a result of such incidents. If so, please also quantify the amount by which such incidents have increased your costs and expenses.
Risks Related to the Business Combination and VPCC
Since the Sponsor and the members of VPCC's management team have interests that are different . . . , page 69

6. Please revise to highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
The Business Combination and the Merger Agreement
Background to the Business Combination, page 135

7. Please clarify your disclosure about the persons involved in negotiations. For example,
         where the disclosure refers to    certain members of VPCC   s
management team    and
            VPCC   s management team,    clarify which individuals were present
for the meeting.
VPCC's Board of Directors' Reasons for the Approval of the Business Combination, page 142

8. The factors you list appear conclusory in nature or generically stated. Please revise each factor to provide insight into and context for how the factor supports
the board   s
         recommendation. For example, disclose what in the prospective financial information of
         Dave, in the due diligence and in the financial and operating metrics specifically supported the recommendation. Also, ensure that you address all material factors, positive and negative and revise as appropriate.
9. Please disclose whether and how the board took into account the consideration to be paid
 Scott R. Zemnick
FirstName  LastNameScott  R. Zemnick
VPC Impact   Acquisition Holdings III, Inc.
Comapany
August  27, NameVPC
            2021       Impact Acquisition Holdings III, Inc.
August
Page  3 27, 2021 Page 3
FirstName LastName
         for the target company in the transaction in recommending the transaction and, if not, why not.
Certain Forecasted Financial Information for Dave, page 150

10. We note the language in the second paragraph of this section that shareholders "are cautioned not to rely on the projections in making a decision regarding the Business
         Combination.    You may not disclaim a shareholder   s reliance on the
disclosure in the
         filing. Please revise accordingly.
Projected Financial Metrics, page 151

11. We note that you provide financial forecasts for certain non-GAAP financial measures including Adjusted EBITDA and Adjusted EBITDA pre-Marketing. Please revise to include reconciliations to the most directly comparable GAAP measure or explain to us why you believe reconciliations are not required. Refer to Item 10(e)(1)(i) of Regulation
         S-K.
Material United States Federal Income Tax Considerations, page 156

12. We note this discussion is limited to the tax consequences of the redemption to existing VPCC Class A Common Stock securityholders. Revise to clearly discuss, and provide an opinion that covers, the material U.S. federal income tax consequences of the Mergers. State clearly whether the revised tax disclosure is intended to constitute such opinion or whether you will be providing a separate long form tax opinion. For guidance, please refer to Staff Legal Bulletin No. 19.
Information About Dave
Company Overview, page 197

13.      Please substantiate these statements:
                [t]he legacy financial system has been unable to deliver access to reasonably priced products for the tens of millions of Americans who need it most
;
             legacy financial services incumbents have    bloated cost
structures related to
             antiquated technology and expensive branch network   ; and
                [l]egacy financial institutions and new challengers commonly require an onerous banking relationship and weeks of wait times to access their features and services.
14.      Please substantiate your statement that you have    inexpensive Member
acquisition
         and best-in-class user satisfaction    and clarify by what metrics you
are measuring
         acquisition cost and this industry position.
Generating a virtual "flywheel", page 199

15. Please substantiate the statement that the cost of Member acquisition is 90% lower than other banking innovators.
 Scott R. Zemnick
FirstName  LastNameScott  R. Zemnick
VPC Impact   Acquisition Holdings III, Inc.
Comapany
August  27, NameVPC
            2021       Impact Acquisition Holdings III, Inc.
August
Page  4 27, 2021 Page 4
FirstName LastName
16.      You state that    Dave enjoys the highest user impression among
competing brands   73%
         favorable   with other bank innovators at 45-50% based on third party
surveys.    Please
         identify the third party surveys and tell us whether you commissioned this research for use in connection with this offering. If so, please file the third party's consent as an exhibit or tell us why this is not required required by Section 7 of the Securities Act and Rule 436.
Overdraft Protection: "ExtraCash", page 200

17. We note your disclosure that the timing of repayment of the advance is determined when the advance is made and is based on when the Member will receive his or her next paycheck. Please expand this disclosure to describe the typical contractual loan repayment terms of your ExtraCash advance product and to better describe the relationship between the timing of repayment and a Members next paycheck. In addition, please include an enhanced discussion of the collection process and the percentage of customers that paid in full on or before their due date for each period presented.
18. Please revise your disclosure to address whether there is a limit to the number of advances a Member can obtain and whether a Member can have more than one advance outstanding at a time.
19. Please disclose the fee or range of fees to expedite an ExtraCash request, the percentage of
         Members who expedite rather than use the free product delivered in two to five days, and the maximum and average length of time you provide this ExtraCash before reimbursement is due or collected.
Our Business Model, page 201

20. We note your disclosure that you originate ExtraCash advances directly and service all the advances that you originate. We also note your disclosure that advances are originated at
         Dave and sold to Dave OD Funding for servicing. Lastly, we note your disclosure on
         page F-43 that Dave OD Funding wasn   t formed until December 9, 2020
and had no
         activity during fiscal year 2020. Please reconcile these disclosures which appear inconsistent in describing the servicing of ExtraCash advances.
21. Please file the agreements with each of Evolve and Galileo as exhibits to the registration statement or tell us why this is not required by Item 601(b)(10) of Regulation S-K.
Operating revenues, page 218

22. Please revise the operating revenues tables on pages 216 and 218 to breakout service revenue by subscriptions charged to Members, optional tips, optional express processing fees, lead generation fees from the Side Hustle advertising partners, and fees earned related to the Rewards Product for Members who make debit card spending transactions at participating merchants. In addition, please revise your discussion of results of operations to discuss the changes for the periods presented, and any related trends, for each of these revenue streams.
 Scott R. Zemnick
VPC Impact Acquisition Holdings III, Inc.
August 27, 2021
Page 5
23. Please revise your discussion to provide the following information as it relates to Member
         Advances for each period presented:

                the percentage of customers receiving an advance that chose to pay a fee to expedite the advance;
                a description of how the expedited transfer fee is determined; the weighted average fee paid to expedite these advances;
                the percentage of customers that chose to leave a tip; and the weighted average amount of tip.
Operating Expenses, page 219

24. We note your disclosure that the increase in provision for unrecoverable advances was primarily attributable to the aging of receivables and default volume associated with the increase in advance volume. Please enhance this disclosure to provide the volume of advances for each period presented accompanied by the relevant aging and default data so a reader can better understand the relationship between these factors and the provision. In preparing your revised disclosures, consider the need to disaggregate this information by type of Member advance (i.e., non-recourse cash advances, tips and processing fees).
25. Please revise your disclosure here, or elsewhere in MD&A, to provide a tabular roll-
         forward of Member advances for each period presented depicting advances, repayments, charge-offs, etc. In addition, please revise your discussion to describe the underlying reasons for any significant changes between periods and any related trends that are likely to impact operations going forward. In preparing your revised disclosures, consider the need to disaggregate this information by type of Member advance (i.e., non-recourse cash advances, tips and processing fees).
26. We note your disclosure that the increase in processing and servicing fees was primarily attributable to the increase in advance and subscription volume year over year. In order to better understand this relationship, please quantify the advance and subscription volume for each period presented. In addition, please revise your discussion to describe the underlying reasons for any significant changes between periods and any noteworthy trends.
2020 Bonuses, page 252

27.    We note that you use    Non-GAAP    in your description of Revenue and
Gross Margin
FirstName LastNameScott R. Zemnick
       metrics in the table on page 252. Please revise to disclose how those amounts are
Comapany    NameVPC
       calculated from Impact  Acquisition
                        your audited       Holdings
                                     financial       III, Inc.
                                               statements. Refer to Instruction
5 to Item 402(b) of
AugustRegulation   S-K.5
        27, 2021 Page
FirstName LastName
 Scott R. Zemnick
FirstName  LastNameScott  R. Zemnick
VPC Impact   Acquisition Holdings III, Inc.
Comapany
August  27, NameVPC
            2021       Impact Acquisition Holdings III, Inc.
August
Page  6 27, 2021 Page 6
FirstName LastName
Description of Securities, page 258

28. Please disclose here your exclusive forum and federal forum provisions including scope, risks and whether these provisions apply to actions arising under the Securities Act or
         Exchange Act.
Financial Statements of Dave, Inc.
Notes to Financial Statements
Note 2 Significant Accounting Policies
Revenue Recognition, page F-44

29. We note your disclosure on page F-44 that service based revenue, net primarily consists of tips, express processing fees, and subscriptions charged to Members, net of certain processor-related costs. We also note your disclosure on page F-45, which states that all processing and service fees are expensed as incurred. Please revise your disclosure to explain the difference between the processor related costs that are netted against revenue versus those that are expensed as incurred.
Note 4 Member Cash Advances, Net, page F-55

30. Please enhance your disclosure here, or in MD&A, to include a detail of gross Member cash advances disaggregated by outstanding non-recourse cash advances, tips and processing fees and reconcile this amount to Member cash advances, net.
       You may contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Era Anagnosti